FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2008.

Total number of pages: 7

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and Fuji Electric Sign a Memorandum of Understanding to Create a Joint Venture for Industrial Compact Motors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S.  THE COMPANY DOES NOT INTEND TO CONDUCT THE OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 1, 2008, in Kyoto, Japan

Nidec and Fuji Electric Sign a Memorandum of Understanding

to Create a Joint Venture for Industrial Compact Motors

Nidec Corporation (“Nidec”, NYSE: NJ), together with Fuji Electric Holdings (“FHC”, Tokyo Stock Exchange First Section: 6504) and one of its subsidiaries, Fuji Electric Systems (“FES”) (or “Parties”), announced today that the Parties have agreed to a capital alliance arrangement with regards to the industrial compact motor business of Fuji Electric Motor (“FDM”), a subsidiary of FES, and FDM’s three overseas subsidiaries (“FDM Group”).  The parties have signed, on September 30, 2008, a non-binding memorandum of understanding (“MOU”) wherein it was agreed that the ratio of capital contribution of Nidec and FES to the FDM Group shall be 60 percent and 40 percent, respectively.  Consequently, FDM Group will cease to be a subsidiary of FHC and will  become a new subsidiary of Nidec.

The Parties will continue to negotiate in good faith with a view to transferring all remaining shares of FDM held by FES to Nidec, while carefully considering the interests of all stakeholders as well as continuous growth of the joint venture.

1. Purpose and Background of the Capital Alliance

Nidec, as the world’s leading manufacturer of various small and mid-sized brushless motors for IT, OA, and automotive applications, has been coordinating its business efforts to interactively manage internal and external growth to maximize corporate values and shareholder returns, especially through seeking advantages of scale by expanding in the small and mid-sized motor segments.

FHC Group, with a view to building public and industrial infrastructure on a global basis, bases its strength on its power electronics technology applied to various inverter and motor applications (“Drive Business”).  The Drive Business is such that it is essential to maintain a competitive edge in all motor segments, from compact to large motors, to sustain growth.

Market conditions for industrial compact motors have become increasingly cost-competitive due to rising raw material costs and rapid commoditization.  Under this environment, it was determined to be in the best interest of FHC Group and its Drive Business to seek to strengthen the industrial compact motor business of FDM.

The common interests of FHC Group to strengthen its industrial compact motor business, and Nidec to further expand its small and mid-sized motor business, have enabled the Parties to agree upon a capital alliance arrangement as outlined below.

2. Outlines of the MOU

The method of the capital alliance will include issuance of new shares of FDM to be allocated to Nidec, as well as transfer of shares of an overseas subsidiary of FES, Fuji Electric Motor (Dalian) (currently owned 75% by FES and 25% by FDM), to FDM.  The Parties have further agreed that matters such as company name, head office location, number of board members, and amount of capital will be determined in the course of the transaction.

New Company Overview

a) Company Name:	Nidec Fuji Motor (to be determined)
b) Date of Establishment:	January 1, 2009
c) Ownership:	Nidec: 60%, FES 40%
d) Number of board member:	based on ratio of capital contribution
e) Employees:	Nidec will, in principle, maintain current level of employment and working conditions
f) Product Supply:	Nidec will take care to secure stable supply of products that FDM has been providing to FHC Group

3. Timetable

Middle of December, 2008	Signing of the Joint Venture Agreement
January 1, 2009	Commencement of the Joint Venture business

4. Material Impact to Consolidated Business Results

Any material impact to consolidated business results for the term will be disclosed in a timely manner if/when it is so determined.

5. Subsidiaries Overview

1) Fuji Electric Motor Co., Ltd.

a) Name of Representative:	Takanori Miyazaki
b) Location:	5520 Minamitamagaki-cho, Suzuka, Mie, Japan
c) Date of Establishment:	May, 1999
d) Business Descriptions:	Development, manufacture, and sale of motors and their applied products
e) Number of Employees:	364 (March 31, 2008)
f) Capital:	2,800 million yen
g) Number of Issued and Outstanding Shares:	59,401 shares
h) Major Shareholders and Ownership:	Fuji Electric Systems 100%
i) Business Performance:

		(Million yen)
	March, 2008	March, 2007
Sales	22,056	22,522
Operating Profits	508	590
Ordinary Profits	374	527
Net Income	270	360
Total Assets	13,508	13,902
Net Assets	1,237	968

2) Fuji Electric Motor (Dalian) Co., Ltd.

a) Name of Representative:	Takanori Miyazaki
b) Location:	No.3-2 Northeast 3rd Street. Dalian Economic&Technical Development Zone, Dalian 116600,China
c) Date of Establishment:	August, 2005
d) Business Descriptions:	Manufacture of motors
e) Number of Employees:	385 (December 31, 2007)
f) Capital:	149,111 thousand CNY
g) Number of Issued and Outstanding Shares:	-
h) Major Shareholders and Ownership:	Fuji Electric Systems 75%, Fuji Electric Motor 25%
i) Business Performance:

		(Thousand CNY)
	December, 2007	December, 2006
Sales	289,818	309,189
Operating Loss	(1,207)	(5,277)
Ordinary Loss	(1,192)	(7,250)
Net Loss	(1,192)	(7,315)
Total Assets	189,180	202,625
Net Assets Equity	75,305	78,355

3) Fuji Electric Motor (Shanghai) Co., Ltd.

a) Name of Representative:	Masatoshi Hotta
b) Location:	Room 803, No. 1258, Yu Yuan Road, Shanghai 200050, China
c) Date of Establishment:	May, 2003
d) Business Descriptions:	Sale of motors
e) Number of Employees:	8 (December 31, 2007)
f) Capital:	3,311 thousand CNY
g) Number of Issued and Outstanding Shares:	-
h) Major Shareholders and Ownership:	Fuji Electric Motor 100%
i) Business Performance

		(Thousand CNY)
	December, 2007	December, 2006
Sales	27,739	26,964
Operating Profits	1,001	1,688
Ordinary Profits	1,072	1,688
Net Income	931	1,516
Total Assets	13,553	12,189
Net Assets	4,936	4,005

4) Atai Fuji Electric Co., Ltd.

a) Name of Representative:	Takanori Miyazaki
b) Location:	No.32,Sec.2,Chang-Hsing Rd., Lu-Chu, Hsiang, Tao-yuan, Hsien, Taiwan
c) Date of Establishment:	May, 1997
d) Business Descriptions:	Manufacture of motors and their applied products
e) Number of Employees:	54 (December 31, 2007)
f) Capital:	100,000 thousand TWD
g) Number of Issued and Outstanding Shares:	10,000,000 shares
h) Major Shareholders and Ownership:	Fuji Electric Motor 100%
i) Business Performance:

		(Thousand TWD)
	December, 2007	December, 2006
Sales	540,928	447,143
Operating Profits(Loss)	9,095	(12,845)
Ordinary Profits(Loss)	18,195	(7,972)
Net Income(Loss)	14,861	(7,390)
Total Assets	237,063	200,134
Net Assets	136,324	121,463

Appendix

1. Nidec Corporation

a) Location:	338 Tonoshiro-cho, Kuze Minami-ku, Kyoto 601-8205, Japan
b) Date of Establishment:	July 23, 1973
c) Name of Representative:	Shigenobu Nagamori
d) Capital:	66,248 million yen
e) Business Descriptions:	Manufacture and sale of small precision motors, mid-size motors, machinery, electronic & optical components and other products
f) Sales:	189,253 million yen (non-consolidated) 742,126 million yen (consolidated)
g) Operating Profit:	13,980 million yen (non-consolidated) 76,833 million yen (consolidated)
h) Number of Employees:	1,590 (non-consolidated) 96,897 (consolidated)
i) Major Products

small precision DC motors, small precision fan motors, vibrating motors, domestic and industrial mid-size motors, in-vehicle mid-size motors, transmissions and reduction gears, FA-related equipments, electronic components, optical components, pivot assembly, automotive components and etc.

j) Business Location:

(Japan) Kyoto, Tokyo, Nagano, Mishima, Nagoya, Shiga, Osaka, Fukuoka

(Overseas) Asia: South Korea, Taiwan, China, Hong Kong, Singapore, Thailand, Philippine, Vietnam

North America: USA, Mexico

Europe: Spain, Germany, France, Poland

2. Fuji Electric Systems Co., Ltd.

a) Location:	Gate City Ohsaki, East Tower, 11-2, Osaki 1-chome, Shinagawa-ku, Tokyo 141-0032, Japan
b) Date of Establishment:	December 1, 1965
c) Name of Representative:	Mitsunori Shirakura
d) Capital:	25,000 million yen*
e) Business Descriptions:	Development, manufacture and sale of Automation & Solutions Business, Environmental Systems, Electrical Machinery Engineering, Power Plants, and Services
f) Sales:	218,809 million yen (non-consolidated)* 409,881 million yen (consolidated)*
g) Operating Profit:	5,678 million yen (non-consolidated)* 13,253 million yen (consolidated)*
h) Number of Employees:	4,253 (non-consolidated)* 9,880 (consolidated)*
i) Major Products

inverters, servo systems, motors and applied products, uninterruptible power systems, machine-motion control systems, linear doors, high-capacity rectifier equipments, electric furnaces, industrial electric heating equipments, facility electric equipments, clean room, tunnel ventilation systems, thermal power generation, geothermal power generation, atomic power generation, hydroelectric power generation, controllers, transmitters, ultrasonic flowmeters, environmental analysis equipments, thermal regulators, voltmeters, dose meters, acceleration sensors, pressure sensors, control and display systems operation indicators, protocol converters and etc.

j) Business Location:

(Japan) Tokyo, Aichi, Osaka, Hyogo, Mie, Kumamoto, Kanagawa, Nagano, Chiba

(Overseas) Asia: China, Hong Kong, South Korea, Taiwan, Singapore, Thailand, Indonesia

North America: USA

Europe: Germany, France

*As of March 31, 2008

-###-